FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2002

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated May 29,2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Dated: May 29, 2002

By: ______________________
Name: Robert S. Singer
Title: Chief Financial Officer

GUCCI
GUCCI GROUP

GUCCI GROUP N.V. ANNOUNCES ANNUAL GENERAL MEETING AND DIVIDEND

Amsterdam, The Netherlands, May 29, 2002 Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) announces today that it will hold its Annual General Meeting of Shareholders on July 15, 2002 at 11:00 a.m. at the Amstel Intercontinental Hotel, Professor Tulpplein No.1, 1018 GX Amsterdam, The Netherlands.

The Supervisory Board has declared a cash dividend of US$ 0.50 per common share from the profits earned in fiscal 2001, subject to the adoption of the statutory annual accounts by the Shareholders at the Annual General Meeting.

The Amsterdam Euronext bearer shares and NYSE registered shares will both commence trading ex-dividend on July 19, 2002. The record date for NYSE registered shares is July 23, 2002.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements of projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company's operations are discussed in the Company's Annual Report on Form 20-F for 2000, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:
Tomaso Galli
Director of Corporate Communications
Gucci Group N.V.
+31 20 462 1700
+39 02 8800 5555

For investors / analysts inquiries:
Cedric Magnelia / Enza Dominijanni
Directors of Investor Relations
Gucci Group N.V.
+31 20 462 1707
+39 055 7592 2456